
NEDBANK
GROUP

RECEIVED
2006 MAY -1 A 7:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

21 April 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America


06012889

Dear Sir

SUPPL

~~Nedbank Group Limited~~
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS in respect of the Nedbank Group – Nedbank Tier II Bond Issue.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107

Yours faithfully

PROCESSED
MAY 02 2006
THOMSON FINANCIAL

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

Head Office 135 Rivonia Road Sandown Sandton 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel 011 294 9106 Fax 011 295 9106 Website www.nedbank.co.za


PROUDLY
SOUTH AFRICAN

Nedbank Group - Nedbank Tier II Bond Issue

NEDBANK GROUP LIMITED
(Formerly Nedcor Limited)
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group")

TIER II BOND ISSUE

Nedbank Limited ("Nedbank"), a wholly-owned subsidiary of Nedbank Group, has issued a Bond Exchange of South Africa ("BESA") listed subordinated unsecured bond of R1,5 billion, callable on 24 April 2011. The bond, which qualifies as regulatory Tier II capital, was issued to pre-finance a portion of the NED1 R2,0 billion BESA listed issue, which Nedbank intends calling on the scheduled call date of 20 September 2006, subject to prior written approval by the Registrar of Banks. This issue is part of the bank's long-term capital management programme, which seeks to achieve an optimal and prudent capital structure.

The bond was placed by Nedbank Capital as Sole Bookrunner. Citigroup is appointed as a Manager and Dealer on the NED5 issue.

Details of the bond issue are:

Launch date:	19 April 2006
Settlement date:	24 April 2006
Bond Exchange code:	NED5
Nominal:	R1,5 billion
Maturity date:	24 April 2016
Coupon:	Fixed at 7,845% until 24 April 2011, thereafter floating at 3-month JIBAR plus 170 bps until maturity
Call date:	24 April 2011 or any interest payment date thereafter, at the nominal amount, subject to prior written approval by the Registrar of Banks
Status:	Subordinated, qualifying Tier II capital issue
Law:	South African
Denominations:	R1 million

Lead Manager and Dealer: Nedbank Capital
Manager and Dealer: Citigroup

For further information please contact:
Mike Brown (Chief Financial Officer), tel: (011) 294 9999, email: mikeb@nedbank.co.za
Trevor Adams (Head of Group Capital Management & Basel II), tel: (011) 294 1141; email: trevor.adams@nedbank.co.za
Markus Borner (Nedbank Group Capital Management), tel: (011) 295 8616, email: markusb@nedbank.co.za

Sandton
19 April 2006

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital